Exhibit 5.1
[HOGAN & HARTSON LETTERHEAD]
July 24, 2009
Board of Directors
CapitalSource Inc.
4445 Willard Avenue, 12th Floor
Chevy Chase, MD 20815
Ladies and Gentlemen:
          We are acting as counsel to CapitalSource Inc., a Delaware corporation (the “Company”), in connection with the proposed public offering of 2,625,000 shares of the Company’s common stock, par value $0.01 per share, in connection with the exercise by the Underwriters of their over-allotment option pursuant to Section 4(b) of the certain Underwriting Agreement by and between the Company and Credit Suisse Securities (USA) LLC, as representative for the several underwriters named on Schedule A thereto (the “Underwriters”) dated July 14, 2009, all of which shares (the “Shares”) are to be sold by the Company pursuant to a prospectus supplement dated July 14, 2009 and the accompanying prospectus dated October 31, 2008 (such documents, collectively, the “Prospectus”) that form part of the Company’s effective registration statement on Form S-3 (File No. 333-154922) (the “Registration Statement”). This opinion letter is furnished to you at your request to enable you to fulfill the requirements of Item 601(b)(5) of Regulation S-K, 17 C.F.R. § 229.601(b)(5), in connection with the Registration Statement.
          For purposes of this opinion letter, we have examined copies of such agreements, instruments and documents as we have deemed an appropriate basis on which to render the opinions hereinafter expressed. In our examination of the aforesaid documents, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the accuracy and completeness of all documents submitted to us, the authenticity of all original documents, and the conformity to authentic original documents of all documents submitted to us as copies (including telecopies). As to all matters of fact, we have relied on the representations and statements of fact made in the documents so reviewed, and we have not independently established the facts so relied on. This opinion letter is given, and all statements herein are made, in the context of the foregoing.

Board of Directors
CapitalSource Inc.
July 24, 2009

          This opinion letter is based as to matters of law solely on the Delaware General Corporation Law, as amended. We express no opinion herein as to any other laws, statutes, ordinances, rules, or regulations. As used herein, the term “Delaware General Corporation Law, as amended” includes the statutory provisions contained therein, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.
          Based upon, subject to and limited by the foregoing, we are of the opinion that following (i) the issuance of the Shares pursuant to the terms of the Underwriting Agreement dated July 14, 2009, by and among the Company and Credit Suisse Securities (USA) LLC, as representative of the several underwriters named on Schedule A thereto and (ii) receipt by the Company of the consideration for the Shares specified in the resolutions of the Board of Directors and the Pricing Committee of the Board of Directors, the Shares will be validly issued, fully paid, and nonassessable.
          This opinion letter has been prepared for your use in connection with the filing by the Company of a Current Report on Form 8-K relating to the offer and sale of the Shares, which Form 8-K will be incorporated by reference into the Registration Statement and Prospectus. We assume no obligation to advise you of any changes in the foregoing subsequent to the delivery of this letter.
          We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the above-described Form 8-K and to the reference to this firm under the caption “Legal Matters” in the Prospectus. In giving this consent, we do not thereby admit that we are an “expert” within the meaning of the Securities Act of 1933, as amended.

Very truly yours,

/s/ Hogan & Hartson LLP

HOGAN & HARTSON LLP